August 22, 2012

Via EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Collins:

Re:

Bold Energy Inc. (the “Company”)

Form 10-K & Form 10-K/A for Fiscal Year Ended July 31, 2011

Filed May 10, 2012 & June 12, 2012, respectively

File No. 333-153385

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to our annual report on Form 10-K.

Form 10-KA for Fiscal Year Ended July 31, 2011

Exhibit 31.1

1.

Your response to prior comment 4 indicates that you revised paragraph 4 to the certifications in Exhibit 31.1 to indicate that the certifying officer is also responsible for establishing and maintaining internal control over financing reporting, however, it appears that this change was not made.  Paragraph 4 should state, if true, that your certifying officer is responsible for establishing and maintain disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant.  We refer you to Item 601(B)(31) of Regulation S-K.  Please file an amended Form 10-K that includes a revised certification.

ANSWER:  We have revised the exhibit in accordance with your comments.

General

2.

As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWER:  On behalf of the Company, I hereby acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments in its filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

BOLD ENERGY INC.

Per:  /s/ Eden Clark

Eden Clark

President & C.E.O.